9480 Telstar Avenue., Unit 5

El Monte, CA 90211

December 1, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jay E. Ingram

Re:	Reviv3 Procare Company
Pre-effective Amendment 1 to Registration Statement on Form S-1
Filed November 17, 2017
File No. 333-220846

Ladies and Gentlemen:

We, Reviv3 Procare Company (the “Company”) are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) relating to the issuance by the Company of 3,590,532 of shares of our common stock, par value $0.0001.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated Noveber 28, 2017 regarding your review of the Registration Statement, which was filed with the Commission on November 17, 2017.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

General

1.	Refer to comment 2 in our letter dated October 31, 2017. As requested previously, please revise your disclosure throughout the registration statement to indicate that the selling shareholders will sell at a fixed price of $0.05 per share until your shares are quoted on OTCQB. Your current disclosure indicates that the resellers may sell at prices up to $0.05 until the shares are quoted on the OTCQB. In addition, please replace the words “the OTC Market,” “OTC securities,” and “OTC stocks” with “OTCQB.”

We have removed all references of “up to $0.05” throughout. In addition, we have removed all references to OTC Market, however, these statements are made generally regarding all tiers management by OTC Markets, LLC. We have also clarified OTCQB securities and OTCQB stocks.

Business, page 1

2.	Refer to comment 5 in our letter dated October 31, 2017. As requested previously, please identify your principal suppliers in the business section. See Item 101(h)(4)(v) of Regulation S-K.

We have amended to disclose our primary suppliers.

Security Ownership of Certain Beneficial Owners and Management, page 36

3.	Refer to comment 12 in our letter dated October 31, 2017. As noted previously, disclosure that Jeff Toghraie is your sole director is inconsistent with disclosure on page II-5 that Nancy Hundt is also a director. Please remove the word “sole” from footnotes (5) and (7).

We have removed all references to Jeff Toghraie as our “sole” director.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview, page 38

4.	We note your response to comment 14 in our letter dated October 31, 2017. Your disclosure on page 39 continues to state that operating expenses are approximately $26,000 monthly and $312,000 annually, which appears to be substantially less than the operating expenses recorded in your annual financial statements. Please revise your filing to clarify the specific nature of the expenses to which you are referring, or explain why the amounts are substantially less than your historical operating expenses.

We have updated to better reflect the operating expenses as of August 31, 2017.

Certain Relationships and Related Transactions, page 42

5.	Refer to comment 16 in our letter dated October 31, 2017. Revised disclosure in the first, second, fourth, and sixth paragraphs suggests that Max Toghraie, rather than Jeff Toghraie, is your chief executive officer. Please revise your disclosure in those paragraphs to make clear that Shircoo, Inc. is managed by Max Toghraie, the brother of your chief executive officer.

We have clarified the relationship of Mr. Max Toghraie.

2

6.	Refer to comment 16 in our letter dated October 31, 2017. Revised disclosure in the third and fifth paragraphs that Shircoo, Inc. is managed by your chief executive officer, Max Toghraie, is inconsistent with disclosure in footnote (7) on page 36 that Shircoo, Inc. is managed by Max Toghraie, the brother of your chief executive officer. Please revise your disclosure in the third and fifth paragraphs on page 43 to indicate that Shircoo, Inc. is managed by Max Toghraie, the brother of your chief executive officer.

We have clarified the relationship of Mr. Max Toghraie and corrected the discrepancies.

Recent Sales of Unregistered Securities, page II-2

7.	Refer to comment 17 in our letter dated October 31, 2017. For securities relating to the contribution agreement and services provided, state the monetary value of the securities issued. See Item 701(c) of Item 701 of Regulation S-K.

We have updated the table to include monetary values.

Signatures, page II-5

8.	Refer to comment 19 in our letter dated October 31, 2017. As noted previously, the registration statement must be signed also by your controller or principal accounting officer. See instructions for signatures on Form S-1, and revise.

We have updated the signature to include “principal accounting officer”.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me directly or counsel, William R. Eilers, Esq., at (786) 273-9152.

Very truly yours,

/s/ Jeff Toghraie
Jeff Toghraie, CEO

cc:	William R. Eilers, Esq.

3